KWESST Announces CIosing of US$5.6 MiIIion Private PIacement in the United States

Ottawa, Ontario--(Newsfile Corp. - July 21, 2023) - KWESST Micro Systems Inc. (TSXV: KWE) (TSXV: KWE.WT.U) (NASDAQ: KWE) (NASDAQ: KWESW) ("KWESST" or the "Company") today announced the closing of its brokered private placement offering to a group of accredited and institutional investors, for the issuance and sale  of 2,472,742  of the  Company's  common shares  (or common share equivalents), for aggregate gross proceeds of US$5,588,396.92 (approximately CAD$7.3 million) (the "Offering").

As a part of the Offering, the  Company issued 1,542,194 common shares at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and  930,548 pre-funded  warrants  at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), with each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant entitles the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the Offering. Although the Common Shares and Pre-funded  Warrants  are  each bundled  with a  Common Warrant, each security is issued separately.

KWESST intends to use the aggregate net proceeds from the Offering for general working capital purposes.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company paid to ThinkEquity a cash fee of $475,013.14 representing 8.5% of the aggregate gross proceeds of the Offering and issued 123,637 warrants to purchase a number of Common Shares (the "PIacement Agent Warrants", representing 5% of the Common Shares and Pre-Funded Warrants sold in the Offering. The Placement Agent Warrants, will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$2.66 (CAD$3.50) per Common Share.

The Offering remains subject to the final approval of the TSX Venture Exchange.

The  securities offered and sold by KWESST in the  Offering have  not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent  registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including  law enforcement. The  Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https:llkwesst.coml.

Contact:

David Luxton, Executive  Chairman:  luxton@kwesst.com  or  613-769-5353

Sean Homuth, Chief Financial Officer: homuth@kwesst.com or 613-863-1255

Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws  (collectively, "forward-looking  statements"), which may include, but are not limited to: the expected use of proceeds. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations  of KWESST's management and  are based on assumptions  and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to  be incorrect. The  events  and circumstances in forward-looking statements in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST. Although KWESST has attempted to  identify important factors  that could  cause actual actions, events or results to differ materially from those described in forward-looking statements, there  may be other factors that cause actions, events or results to differ from those anticipated,  estimated or intended. No forward-looking statement can be guaranteed. Except as required by  applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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